Exhibit 12.1

NATIONAL HEALTH INVESTORS, INC.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

(unaudited)

	Year Ended
	2013	2012	2011	2010	2009
Earnings
Income from continuing operations before adjustment for income or loss from equity investees	$79,174	$72,789	$69,817	$58,729	$53,682
Add: State franchise taxes based on gross receipts	132	117	96	82	52
Add: Fixed charges	10,313	4,020	4,459	1,860	182
Add: Amortization of capitalized interest	9	1	—	—	—
Subtract: Preferred stock dividends	—	—	—	—	—
Subtract: Interest capitalized	(378)	(208)	(30)	—	—

Total Earnings	$89,250	$76,719	$74,342	$60,671	$53,916

Fixed Charges
Interest expense	$9,229	$3,492	$3,848	$1,552	$175
Interest capitalized	378	208	30	—	—
Amortization of costs related to indebtedness	706	320	581	308	—
Estimated interest in rental expense (1)	—	—	—	—	7

Total Fixed Charges	10,313	4,020	4,459	1,860	182
Preferred Stock Dividends (2)	—	—	—	—	—

Combined Fixed Charges and Preferred Stock Dividends	$10,313	$4,020	$4,459	$1,860	$182
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	8.65	19.08	16.67	32.62	296.24

(1)	Assumes that one-third of rent expense represents a reasonable approximation of the interest factor.
(2)	There was no preferred stock outstanding for any of the periods presented.